UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

09 May 2012
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: CRH plc - Result of AGM

9th May 2012

CRH plc

Annual General Meeting held on Wednesday, 9th May 2012

All Resolutions proposed at the Annual General Meeting of the Company held on 9th May 2012 were duly passed, including the following items of special business:

Resolution 9:

"That the Articles of Association of the Company be and are hereby amended by:-

(i)   deleting Article 8A(e) and replacing it with the following new Article 8A(e):

"(e)
 the authority conferred by any special resolution referring to this Article shall include authority to make market purchases of  Relevant Shares on the London Stock Exchange provided that the   maximum price which may be paid for any Relevant Shares so   purchased shall be the higher of:

(i) an amount equal to the higher of the last independent trade in the Company's shares and the highest current independent bid for a Relevant Share on the London Stock Exchange; and

(ii)    an amount determined in accordance with sub-paragraph (d) above but deleting from that paragraph the reference to The Irish Stock Exchange Limited and inserting instead reference to the London Stock Exchange and deleting from that paragraph sub-paragraph (iii) thereof and the words appearing after sub-paragraph (iii) and forming the rest of the first sentence of sub-paragraph (d) and inserting instead the following:-

"(iii)    if there shall not be any dealing reported for the day, the average of the prices under the heading "Quotation" in   respect of that share for the day and if there shall not be any Quotation reported for any particular day then that day shall not count as one of the said five business days for the purposes of determining the maximum price;" and deleting from the last line thereof the reference to The Irish Stock Exchange Limited and inserting instead reference to the London Stock Exchange."

(ii)  deleting the existing Article 8B and replacing it with the following  new Article 8B:

"8B
 Where the Company has been authorised by a special resolution passed in general meeting to re-issue treasury shares (as defined in Section 209 of the 1990 Act) in accordance with this Article 8B, the maximum and minimum prices at which any treasury shares may be re-issued off-market shall be as follows:-

              (a)   the maximum price shall be an amount equal to 120% of  the Appropriate Price (as defined in paragraph (c)); and

          (b)   the minimum price shall be:

(i) in the case of an Employee Share Scheme (as defined in paragraph (d) below), an amount equal to the price as provided for in such Employee Share Scheme, or

(ii) in all other cases and circumstances where treasury shares are re-issued off market, an amount equal to 95% of the Appropriate Price (as defined in paragraph (c)); and

(c)
 "Appropriate Price" means, in the case of paragraph (a) above, the higher of the average share prices determined from (i) or (ii) below and, in the case of paragraph (b) above, the lower of the average share prices determined from (i) or (ii) below;

(i)    the average of the five amounts resulting from determining whichever of the following (A), (B), or (C) specified below) in relation to shares of the class of which such treasury share is to be re-issued shall be appropriate in respect of each of the five business days immediately preceding the day on which the treasury share is re-issued, as determined from information published by or under the authority of The Irish Stock
        Exchange Limited reporting the business done on each of  those five business days:-

(A) if there shall be more than one dealing reported for the day, the average of the prices at which such dealings took place; or

(B) if there shall be only one dealing reported for the day, the price at which such dealing took place; or

(C) if there shall not be any dealing reported for the day, the average of the closing bid and offer prices for the day;

             and if there shall be only a bid (but not an offer) or an offer (but not a bid) price reported, or if there shall not be any bid or offer price reported for any particular day, then that day shall not count as one of the said five business days for the purposes of determining the Appropriate Price; if the means of providing the foregoing information as to dealings and prices by reference to which the Appropriate Price is to be determined is altered or is replaced by some other means, then the Appropriate Price shall be determined on the basis of the equivalent information published by the relevant authority in relation to dealings on The Irish Stock
             Exchange Limited or its equivalent;

                   (ii)     the average share price determined as provided in sub-  paragraph (i) above but deleting from that paragraph the reference to The Irish Stock Exchange Limited and inserting instead reference to the London Stock
                             Exchange and deleting from that paragraph sub-paragraph (C) thereof and all of the words appearing thereafter and inserting instead the following:-

                           "(C)    if there shall not be any dealing reported for the day, the average of the prices under the heading   "Quotation" in respect of that share for the day;

                             and if there shall not be any Quotation reported for any particular day then that day shall not count as one of the said five business days for the purposes of determining the Appropriate Price; if the means of providing the  foregoing information as to dealings and prices by reference to which the Appropriate Price is to be determined is altered or is replaced by some other means, then the Appropriate Price shall be determined on the basis of the equivalent information published by the relevant authority in relation to dealings on the London Stock Exchange or its equivalent";

                (d)      "Employee Share Scheme" means any scheme or plan which  involves the appropriation or issue of Ordinary Shares or the   issue of options to acquire Ordinary Shares in the Company and which has been approved by the Company's shareholders in  General Meeting; and

(e)
     the Directors may resolve to permit the re-issue of treasury shares to be paid for in a currency or currencies other than euro and, in such cases, the payment shall be subject to the conversion rate or rates as may be determined by the Directors in relation thereto."

(iii)	deleting Article 138(b) (ii) and replacing it with the following new Article 138(b)(ii):

"(ii)    The basis of allotment shall be determined by the Directors so that, as nearly as may be considered convenient, the value (calculated by reference to the average price) of the additional Ordinary Shares (excluding any fractional entitlement) to be allotted in lieu of any amount of dividend shall equal such amount. For such purpose the "average price" of an Ordinary Share shall be the average of the daily high and daily low share prices as derived from the information published in the Irish Stock Exchange Daily Official List (where the Directors resolve that the issue price of the shares is to be denominated in euro) or the Daily Official List of the London Stock
Exchange (where the Directors resolve that the issue price of the shares is to be denominated in Sterling (GB) pence) reporting the business done on each of the first three business days on which the Ordinary Shares are quoted
"ex" the relevant dividend."

(iv)
 deleting the words "at the same time be forwarded to the appropriate officer of the Stock Exchange" in Article 145 and inserting in their place the words "be made available as required by law and the rules of the stock exchanges on which the Company is listed".

Resolution 10:

"That the Articles of Association of the Company be and are hereby amended by deleting the existing Article 91 and renumbering the Articles of Association and all cross references therein to reflect this amendment."

Enquiries:

Contact
Neil Colgan
Company Secretary
Ph.: +353 1 6344 340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 09 May 2012

By:___/s/Maeve Carton___
M. Carton
Finance Director